UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to

Commission file number 1-5097

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive Offices of Employer-Issuer)

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2008 AND 2007

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE YEARS ENDED DECEMBER 31, 2008 and 2007

Contents **Page**

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007 2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008 3

Notes to the Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008* 14

Signature 15

Index to Exhibits 16

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 4, 2009

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008	December 31, 2007
Assets		
Investments		
Investment in Master Trust	$ 3,132,085	$ 5,053,388
Participant loans	415,846	533,527
	3,547,931	5,586,915
Receivables		
Employer contributions	33,409	63,622
Participant contributions	4,804	16,439
	38,213	80,061
Net assets available for benefits	$ 3,586,144	$ 5,666,976

See the notes to the financial statements

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2008
Additions		
Additions to net assets attributed to:		
Investment income		
Net depreciation in fair value of investments	$	(1,590,841)
Other investment income		158,719
		(1,432,122)
Contributions		
Participants		462,485
Employer		33,409
		495,894
Total additions		(936,228)
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		1,061,273
Administrative expenses		16,427
Total deductions		1,077,700
Transfers to other plans, net		(66,904)
Net decrease		(2,080,832)
Net assets available for benefits, beginning of year		5,666,976
Net assets available for benefits, end of year	$	3,586,144

See the notes to the financial statements.

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN NOTES TO THE FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2008 and 2007

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Automotive Systems Group Production Employee Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan, formerly the Johns Creek Savings and Investment Plan, is a defined contribution plan adopted effective September 1, 1998 for participation by eligible employees of ASG Production Employees, a Johnson Controls, Inc. (the "Company") production facility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions to the Plan. Each eligible participant's pre-tax contribution may be matched at the discretion of the employer. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions, including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company, fully vesting after 5 years of service. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2008 and 2007, plan assets of $1,670,286 and $1,085,115, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined-contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the Statements of Financial Position as of December 31, 2008 and 2007 for the master trust (see Note 9).

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2008 and 2007, the Plan held 129,144 and 7,870 units, respectively, of the JCI Common Stock Fund at the unit values of $5.42 and $223.74, respectively. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 4.55% and 4.68% for the years ended December 31, 2008 and 2007, respectively. The average yields based on the interest rate credited to participants were 3.96% and 4.71% for the years ended December 31, 2008 and 2007, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income of the Master Trust is allocated among the participating plans daily based on the Plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2008 and 2007 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2008 for the Master Trust are presented in Note 9.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at both December 31, 2008 and 2007.

At December 31, 2008 and 2007, participant forfeitures of non-vested employer contributions of $1,057 and $14,995, respectively, related to the Plan, were in the Master Trust.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2008	December 31, 2007
Investments at fair value as determined by quoted market price (direct):		
Fidelity Puritan, 16,757 shares	*	$ 318,889
Fidelity Retirement Government Money Market, 392,978 and 394,749 shares, respectively	392,978	394,749
Barclays Global Investors S&P 500 Index Fund, 11,073 and 13,120 shares, respectively	324,541	609,569
Investments at fair value as determined by quoted market price (indirect):		
Johnson Controls Common Stock Fund, 129,144 and 7,870 units, respectively	699,958	1,760,868
Investment at contract value:		
Fidelity Fixed Income Fund, 832,813 and 782,548 units, respectively	832,813	782,548
Participant Loans	415,846	533,527

* Asset was not greater than 5% in the respective year.

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Investments at fair value as determined by quoted market price (direct):	
Mutual Funds	$ (775,340)
Investments at fair value as determined by quoted market price (indirect):	
Common Stock Fund	(799,200)
Other Separate Accounts	(16,301)
	(815,501)
Net decrease in fair value	$ (1,590,841)

NOTE 4 – FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

SFAS No. 157 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 1,571,780	$ -	$ -	$ 1,571,780
Common Stock Fund	699,958	-	-	699,958
Other Separate Accounts	27,534	-	-	27,534
Fixed Income Fund	832,813	-	-	832,813
Participant Loans	415,846	-	-	415,846
Total assets at fair value	$ 3,547,931	$ -	$ -	$ 3,547,931

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investment companies that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their net asset value (NAV) after the close of trading on regulated financial exchange. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Common Stock Fund: The fair value for the Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Other Separate Accounts: The fair value for Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on regulated financial exchanges.

Fixed Income Fund: The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

Participant Loans: The fair value of Participant Loans is the participant loan balance. At the time of borrowing, the assets of the participants are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan. Should the participants default on the loan, it would have no impact to the Master Trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2008 and 2007 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2008 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31, 2008	December 31, 2007
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$ 965,997,091	$ 1,418,558,335
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund	611,314,517	1,209,585,346
Other Separate Accounts	54,352,546	80,404,338
	665,667,063	1,289,989,684
Investments at contract value:		
Stable Value Fund		
At fair value	393,289,205	353,026,227
Adjustment from fair value to contract value	1,903,491	(3,633,538)
At contract value	395,192,696	349,392,689
Participant Loans	71,365,102	72,781,121
Total Assets	$ 2,098,221,952	$ 3,130,721,829

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2008
Additions	
Additions to net assets attributed to:	
Investment Loss	
Mutual Funds	$ (526,369,319)
Common Stock Fund	(571,236,894)
Other Separate Accounts	(35,850,315)
	(1,133,456,528)
Contributions	
Participants	143,685,191
Employer	85,371,760
	229,056,951
Interest and dividend income	87,287,561
Total additions	(817,112,016)
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	221,703,301
Administrative fees	773,964
Total deductions	222,477,265
Net decrease prior to transfers from other plans	(1,039,589,281)
Transfers from other plans, net	7,089,404
Net decrease	(1,032,499,877)
Net assets available for benefits:	
Beginning of the year	3,130,721,829
End of the year	$ 2,098,221,952

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #123, EIN: 39-1510404
DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Puritan Fund	12,914 shares	$ 168,657
Overseas Fund	2,937 shares	73,667
Fixed Income Fund	832,813 units	832,813
Low-Priced Stock Fund	1,224 shares	28,293
Retirement Government Money Market	392,978 shares	392,978
Short-Intermediate Government Fund	2,365 shares	24,054
Freedom Income Fund	186 shares	1,774
Freedom 2000	392 shares	3,943
Freedom 2010	236 shares	2,448
Freedom 2015	5,647 shares	48,341
Freedom 2020	6,818 shares	68,525
Freedom 2025	7,125 shares	58,642
Freedom 2030	6,340 shares	61,888
Freedom 2035	7,363 shares	59,124
Freedom 2040	18,178 shares	101,614
Barclays Global Investors		
S&P 500 Index	11,073 shares	324,541
Midcap Equity Index	263 shares	3,187
EAFE Equity Index	132 shares	1,341
U.S. Debt Index	149 shares	2,145
GS Large Cap Value	307 shares	2,652
Dodge & Cox International Stock	189 shares	4,147
AIM Small Cap Growth Fund	131 shares	2,301
Artisan Mid Cap Growth Fund	997 shares	16,965
Vanguard Primecap Fund	2,111 shares	97,540
JP Morgan Mid Cap Value Fund	2,571 shares	39,978
Small Cap Value Fund	1,045 shares	10,569
*Johnson Controls Common Stock Fund	129,144 units	699,958
Investments		3,132,085
*Participant Loans (1)		415,846
Total investments		$ 3,547,931

(1) There were 157 outstanding loans to participants at December 31, 2008, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 8.25%.

* Indicates party-in-interest.

JOHNSON CONTROLS AUTOMOTIVE SYTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION
EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 22, 2009

JOHNSON CONTROLS AUTOMOTIVE SYSTEMS GROUP PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(k) PLAN

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Automotive Systems Group Production Employee
Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 4, 2009, relating to the statements of net assets available for benefits of Johnson Controls Automotive Systems Group Production Employee Savings and Investment 401(k) Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of Johnson Controls Automotive Systems Group Production Employee Savings and Investment 401(k) Plan.

Coleman & Williams, Ltd.
Milwaukee, Wisconsin
June 22, 2009